SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2003

Waxman Industries, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-5888**	**34-0899894**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

24460 Aurora Road, Bedford Heights, Ohio	**44146**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 439-1830

Not Applicable

(Former name or former address, if changed since last report.)

Item 9. Information Provided Under Item 12 (Results of Operation and Financial Condition)

On May 5, 2003, Waxman Industries, Inc. (the “Company”) issued a press release announcing its fiscal 2003 third quarter and year to date earnings and condensed income statements for the periods ended March 31, 2003 and 2002 and condensed balance sheets for June 30, 2002 and March 31, 2003. The press release is annexed as an exhibit and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WAXMAN INDUSTRIES, INC.
(Registrant)

Date: May 2, 2003

By: /s/ Mark W. Wester
Name: Mark W. Wester
Title: Senior Vice President and
Chief Financial Officer

INDEX TO EXHIBITS

<u>Exhibit No.</u>

99.1   The Company's Press Release, dated May 5, 2003, regarding its fiscal 2003 third quarter and year to date earnings and condensed income statements for the periods ended March 31, 2003 and 2002 and condensed balance sheets for June 30, 2002 and March 31, 2003.